Mail Stop 7010

April 3, 2006

Via U.S. mail and facsimile

Mr. Ron Carte
Chief Executive Officer
Zenex International, Inc.
14220 S. Meridian Avenue
Oklahoma City, OK  73173

	RE:	Zenex International, Inc.
Form 10-K for the fiscal year ended December 31, 2005
		File No. 0-24684


Dear Mr. Carte:

		We have reviewed this filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended December 31, 2005

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. With the exception of comments that specifically request an amendment, all revisions may be included in your future filings.

Item 3. Legal Proceedings, page 12
2. You disclosed that Eric Beitchman filed a shareholder`s
derivative
action relating to certain transactions you entered into. Please expand your disclosure to include whether any amounts have been accrued relating to this matter, if so, state the line item in which this was recorded in your statements of operations and the period in
which it was recorded.  Please also include in your disclosure your
conclusion and the related assumptions used to determine your conclusion based on the guidance in paragraphs 3 and 8-10 of SFAS 5 relating to this matter. Please similarly include this information in note 15 to your financial statements.

Item 6. Selected Financial Data, page 14
3. As previously requested in our comment 10 from our letter dated May 31, 2002, please revise your disclosure to rename your primary earnings (loss) per share to basic earnings per share. Please also revise your earnings per share information throughout the filing to round only to the nearest cent, in order to not imply a greater degree of precision than exists. Please ensure the remainder of your document is similarly revised, including but not limited to, your statements of operations and the earnings per share information disclosed in note 14 to your financial statements.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 16

Introduction, page 16
4. Your disclosure includes a presentation of EBITA and Free Cash Flow, which are non-GAAP financial measures. Please expand your disclosure to include a statement, which identifies these as non-GAAP financial measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.


Item 9A. Controls and Procedures, page 26
5. Your disclosure states "It is the responsibility of the chief executive officer and the chief financial officer to ensure that [you] maintain disclosure controls and procedures designed to provide reasonable assurance that material information, both financial and non-financial, and other information required under the securities laws to be disclosed is identified and communicated to senior management on a timely basis." This disclosure is not the definition of disclosure controls and procedures as defined in Exchange Act Rule
13a-15(e). Please revise your disclosure to include the correct definition, or alternatively, please remove this reference in its entirety.

Notes to Financial Statements
6. Please expand your disclosure to include the selected quarterly financial data pursuant to Item 302 of Regulation S-X.

Note 1 - Summary of Significant Accounting Policies, page F-10

Organization and Nature of Business, page F-10
7. You disclosed that during the fiscal year ended December 31,
2005
you created Carothers/Aduddell, a joint venture. Please expand your disclosure to discuss in greater detail the terms and structure of the joint venture, including but not limited to your percentage ownership in the joint venture and the amount of assets you contributed to form the joint venture. Please also tell us how you reflected the joint venture in your financial statements. Please include in your response the accounting guidance you used as the basis for your conclusion. Please refer to SOP 78-9, EITF 00-1, EITF
02-14, EITF 03-16 and FIN 46(R), as applicable.

Note 10 - Income Taxes, page F-18
8. Please expand your disclosure to include the information pursuant to paragraphs 45 and 47 of SFAS 109.

Note 13 - Stock Options, page F-19
9. Please expand your disclosure to include information relating to
your stock options required by paragraphs 45 through 48 of SFAS
123
as amended by SFAS 148.


Note 14 - Earnings Per Share, page F-20
10. Please expand your disclosure to include a reconciliation of the numerators and the denominators for your basic and diluted per-share computations for income from continuing operations for each period presented. Please also include in your disclosure for each period presented, the securities that were not included in the computation of diluted earnings per share because their effect would have been antidilutive for the periods presented. Refer to paragraphs 40(a) and (c) of SFAS 128.

Note 15 - Commitments and Contingencies, page F-20
11. You disclosed that you guaranteed a portion of Red River`s borrowings, which they were in default of their required payment obligations as of December 31, 2005. You also disclosed on page 22 that you guaranteed approximately $9.0 million of short-term loans.
On page 24 you disclosed that you have not recorded any amounts in your financial statements related to these guarantees. Please expand your disclosure to include the basis for your conclusion that no amounts were required to be recorded in your financial statements for the fiscal year ended December 31, 2005.  Refer to paragraphs 8 to
11
and 13 of FIN 45.

Exhibits
12. Your certifications included in Exhibits 31.1 and 31.2 reference disclosure controls and procedures as defined in Exchange Act Rules
13a-14 and 15d-14. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Additionally, your certifications contain other inconsistencies from the most current certifications pursuant to Item 601(B)(31) of Regulation S-X.
Please file an amendment to your Form 10-K to correct this. In doing so, please ensure that you refer to the Form 10-K/A in the revised certifications and that you refile the entire Form 10-K. Please also ensure that the certifications are currently dated.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief


Mr. Ron Carte
Zenex International, Inc.
April 3, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE